SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of:  November, 2005                       Commission File Number:
                                                               001-32562



                                  STANTEC INC.
                              (Name of Registrant)

                               10160 - 112 Street
                                Edmonton, Alberta
                                 Canada T5K 2L6
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F                       Form 40-F   X
                     ------                          -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No  X
                         -----                    ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           STANTEC INC.



Date:  November 2, 2005                    By: /s/ Jeffrey S. Lloyd
                                               --------------------
                                               Name:   Jeffrey S. Lloyd
                                               Title:  Vice President, Secretary
                                                       and General Counsel

                                  EXHIBIT INDEX


Exhibit        Description of Exhibit
-------        ----------------------

99.1           Press Release dated November 2, 2005